Filed pursuant to Rule 424(b)(3)
Registration File No. 333-133811

Prospectus

25,650,000 Shares

TAPESTRY PHARMACEUTICALS, INC.

Common Stock

This prospectus relates to the proposed sale or other disposition of up to 25,650,000 shares of Tapestry Pharmaceuticals, Inc. common stock, or interests therein, by the selling stockholders listed beginning on page 13, including 12,750,000 outstanding shares of common stock held by the selling stockholders and 12,900,000 shares of common stock issuable to the selling stockholders upon the exercise of warrants to purchase common stock. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares, or interests therein, by the selling stockholders.  We will, however, receive the net proceeds of any warrants exercised for cash.

Our common stock trades on the Nasdaq Capital Market under the trading symbol TPPH. On May 17, 2006, the last reported sale price of our common stock was $3.42 per share.  You are urged to obtain current market quotations for our common stock.

The selling stockholders may sell or otherwise dispose of the shares of common stock described in this prospectus, or interests therein, in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 18 for more information about how the selling stockholders may sell or dispose of their shares of common stock.  We will not be paying any underwriting discounts or commissions in this offering.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 18, 2006.

TABLE OF CONTENTS

TAPESTRY

RISK FACTORS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

All references to “Tapestry,” “we,” “our” or “us” refer solely to Tapestry Pharmaceuticals, Inc. and its subsidiaries and not to the persons who manage Tapestry or sit on its Board of Directors. Reference to “selling stockholders” refers to those stockholders listed herein under Selling Stockholders, who may sell shares from time to time as described in this prospectus.  All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders.

TAPESTRY

COMPANY OVERVIEW

Tapestry is a pharmaceutical company focused on the development of proprietary therapies for the treatment of cancer. We are also actively engaged in evaluating new therapeutic agents and/or related technologies. Our evaluation of new products and technologies may involve the examination of individual molecules, classes of compounds, or platform technologies. Acquisitions of new products or technologies may involve the purchase or license of such products or technologies, or the acquisition of, or merger with, other companies.

We incur substantial research and development expense related to the development of our proprietary anti-cancer compounds. We incurred significant losses since formation, including losses from continuing operations of $17.2 million for the year ended December 28, 2005. Our accumulated deficit was $107.3 million as of December 28, 2005. We anticipate that losses will continue until such time, if ever, as we are able to generate sufficient revenue to support our development operations, including the research and development activity discussed below.

Our ability to generate sufficient sales to support our operations will depend upon the successful development and commercialization of products based on our proprietary oncology technologies.

We commenced Phase I clinical trials of TPI 287, our proprietary third generation taxane, in May 2005 with an every 7 day dosing (“Q7D”) study, and in January 2006, we commenced a second Phase I study with an alternative every 3 week dosing (“Q21D”) regimen.  On December 21, 2004, we filed an Investigational New Drug application, and on January 21, 2005, we were cleared to proceed into clinical trials by the U.S. Food and Drug Administration. In May 2005, we treated our first patient in this Q7D Phase I clinical trial of the intravenous (“IV”) formulation of TPI 287. In January 2006, we began a second Phase I clinical trial of TPI 287 IV to evaluate an alternative dosing schedule. In preclinical testing, TPI 287 demonstrated the ability to inhibit tumor cell growth in a number of in vitro cell lines and has shown inhibition of tumors in certain animal xenograft models when tested against standard comparative agents. The in vitro activity was seen across multiple cell lines including cell lines known to be sensitive to taxanes and cell lines known to be resistant to taxanes. Taxane sensitive cell lines in which TPI 287 shows activity include cell lines derived from breast cancer, uterine cancer and non-small cell lung cancer. Taxane resistant cell lines in which TPI 287 shows activity include lines derived from breast cancer, colon cancer, prostate cancer and pancreatic cancer. In in vivo animal testing, TPI 287 demonstrated tumor growth inhibition activity in four tumor cell lines with multiple drug resistance. In addition to the IV formulation of TPI 287, we have initiated development of an oral formulation of the compound.

All of our other product candidates and technologies are in preclinical development stages.

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” included in this prospectus. In particular, all of our product candidates and technologies are in the early stages of development and we cannot assure you that our efforts to bring these product candidates to market or profitably will be successful.  We have experienced significant operating losses since our inception, and we expect to continue to incur substantial additional operating losses for the next several years as we pursue our research and clinical development efforts. Since our inception, we have funded our operations principally through the sale of equity securities, and if we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues and we may never become profitable.

Recent Developments

                On April 5, 2006, we sold an aggregate of 12,750,000 shares of common stock and warrants to purchase up to 12,750,000 shares of common stock to nine institutional investors for a total of $25.5 million (excluding any proceeds that might be received upon exercise of the warrants) or approximately $24 million, net of the placement agent fees and other expenses.  The private placement was led by Special Situations Funds, Tang Capital Partners, LP, and Baker Brothers Investments and includes Biotechnology Value Fund, L.P., Fort Mason Partners, L.P., Heights Capital Management, Merlin BioMed Long Term Appreciation, LP, Versant Capital Management LLC, and Xmark Funds.  The purchase price was $2.00 per share of common stock, and each warrant to purchase common stock has an exercise price equal to $2.40 per share.  In connection with the financing, we entered into a Registration Rights Agreement with the purchasers wherein we agreed to register for resale the shares of common stock and the shares of common stock underlying the warrants.

                The closing of the financing occurred subsequent to a special meeting of stockholders in which all proposals submitted to a stockholder vote were approved. In addition to the approval of the issuance of shares as mentioned above, the stockholders also approved: Tapestry’s proposed 2006 Equity Incentive Plan and the grant of certain stock options; an amendment to our bylaws to delete a limitation on our ability to reduce the exercise price of existing or future stock options; and the approval of a repricing to $4.02 per share for up to 630,038 previously granted options.

OTHER INFORMATION

                We were incorporated as a Washington corporation in 1991, and reincorporated as a Delaware corporation in 1993. Our principal executive offices are located at 4840 Pearl East Circle, Suite 300W, Boulder, Colorado 80301, and our telephone number is (303) 516-8500.  Our internet address is www.tapestrypharma.com. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

Investment in our shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the following risk factors related to our current business operations before making a decision to invest in our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We currently are focusing our development efforts on only one product candidate, TPI 287, and we will have limited prospects for successful operations if TPI 287 does not prove successful in clinical trials or is never commercialized because of the costs of continuing development or for other reasons.

In 2005, we closed our Genomics division, terminated our program relating to Huntington’s Disease and terminated development of TPI 284. These actions have permitted us to focus our development efforts primarily on the development of TPI 287, which is still in Phase I clinical trials. Our other product candidates are in preclinical development and we have no products that are approved for commercial sale. TPI 287 will require extensive additional clinical evaluation, regulatory review, marketing efforts and significant investment before we receive any revenues from it, if ever. We currently do not have the capital resources necessary to bring any of our product candidates through to commercial approval, and we do not expect TPI 287 or any of our other product candidates or technologies to be commercially available for several years. We believe that our recently consummated financing will only be sufficient to permit us to generate preliminary Phase II efficacy data on TPI 287 in a number of major tumor types, as well as begin development of, upon continued confirmatory data, a preliminary oral form of this drug candidate.

Our efforts may not lead to commercially successful products for a number a reasons, including the inability to be proven safe and effective in clinical trials, the lack of regulatory approvals or obtaining regulatory approvals that are narrower than we seek, inadequate financial resources to complete the development and commercialization of our product candidates or the lack of acceptance in the marketplace. Given the limited focus on one product candidate, if TPI 287 does not prove successful in clinical trials or is not commercialized because we have insufficient resources for continued development for any other reason, we may be required to suspend or discontinue our operations and you could lose your entire investment in the Company.

If we fail to obtain the capital necessary to fund our operations when needed, we could be forced to discontinue our operations.

The audit report prepared by our independent registered public accounting firm relating to our consolidated financial statements for the year ended December 28, 2005 includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern. During the past year we undertook a number of actions to reduce our monthly cash requirements, including, among other things, reductions in workforce and related payroll costs, reductions in the growth of executive compensation, reductions in facility costs, reductions in the number of active programs in development, reductions in capital expenditures and reductions in charges from outside service providers. After implementing these and other cost savings measures and further determining that our lead pharmaceutical program warranted expanded clinical development, we determined that we should seek the additional capital necessary to fund our ongoing operations related to our lead pharmaceutical program.

On April 5, 2006, we sold an aggregate of 12,750,000 shares of our common stock, and related warrants to purchase up to an aggregate of 12,750,000 shares of our common stock for gross proceeds of $25.5 million not including any proceeds from the exercise of the warrants (or approximately $24 million net of transaction fees and expenses).  As part of the financing, we agreed to a covenant that the net proceeds from the transaction be used solely to fund the development of TPI 287 in accordance with an approved budget for fiscal years 2006 and 2007.

Despite this recent financing, our business will require substantial additional investment that we have not yet secured. We cannot be sure how much we will need to spend in order to develop, market and manufacture new products and technologies in the future. We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates. Further, we will not have sufficient resources to develop fully any new products or technologies unless we are able to raise substantial additional financing on acceptable terms. We could also be required to seek strategic partners at an earlier stage than might be preferable and on less favorable terms than might be otherwise available. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or we may subject our assets to security interests.  To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.  Our failure to raise capital when needed would adversely affect our business, financial condition and results of operations, and could force us to reduce or discontinue our operations at some time in the future.

Our product candidates and technologies are in an early state of development and there is a high risk that they may never be commercialized because of the costs of continuing development or for other reasons.

We do not currently have any products that have received regulatory approval for commercial sale, and we face the risk that none of our product candidates will ever receive regulatory approval. All of our product candidates are in early stages of development. Our existing product candidates will require extensive additional clinical evaluation, regulatory review, marketing efforts and significant investment before they result in any revenues. We currently do not have the funds to bring any of our product candidates through to commercial approval. Therefore, advancing the development of our product candidates will require substantial additional investment. Continued development of these programs is therefore dependent upon raising additional capital. We cannot be certain that we will be able to obtain capital on acceptable terms, or at all. We do not expect any of our prospective products or technologies to be commercially available for at least several years and our efforts may not lead to commercially successful products for a number a reasons including the inability to be proven safe and effective in clinical trials, the lack of regulatory approvals or obtaining regulatory approvals that are narrower than we seek, inadequate financial resources to complete the development and commercialization of our product candidates or the lack of acceptance in the marketplace. We continuously reassess all of our research and development efforts, including those for the therapeutic products described in the “Business” section of our most recent annual report on Form 10-K incorporated by reference into this prospectus. As new information about each technology becomes available, it may change perceptions of previously accepted data, which could require additional periods of time to review and interpret these data. As a result, we may find deficiencies in the design or application stages while developing our clinical trial studies, or in the subsequent implementation stages of such studies, which could cause us or the FDA to delay, suspend or terminate our trials at any time. Potential problems we may encounter in the implementation stages of our studies include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or conduct of the investigation. At any time, we may expand, delay, terminate or dispose of all or any portion of our research and development programs and therapeutic products or we may develop or acquire rights to new product candidates.

Our potential products and technologies must undergo rigorous clinical testing and regulatory approvals and compliance, which could substantially delay or prevent us from marketing any products.

The clinical development of our product candidates has many risks of failure. Drugs must be proven safe and effective before they can be approved for human use. The advancement of drug candidates into human clinical trials is dependent on the positive outcome of pending preclinical studies, decisions by the FDA, institutional review boards, and other regulatory factors. Patient recruitment for clinical trials can be difficult, and clinical trials may be delayed or prolonged due to inability to recruit a sufficient number of patients. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Our product candidates rely on new and unproven technologies, and none of our proposed products or technologies have yet completed clinical tests designed to measure their safety or effectiveness in humans. The data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties and other actions that would seriously impair our ability to conduct our business. Even if regulatory approval is granted for a product, this approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Even if we receive regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, a marketed product continues to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

Any delay in, or failure to receive or maintain regulatory approval for, any of our products could prevent us from ever generating meaningful revenues or achieving profitability. Given the uncertainty of drug development, it is impossible to say how long the clinical development of any of these compounds will take. We cannot be sure that our clinical testing for these programs will progress at the times estimated in this document. We also cannot be sure of the cost of the effort necessary to complete these programs or when, if ever, we will receive material revenues from these programs. Successfully completing these programs and obtaining an approved product for sale in the U.S. and offshore will be dependent upon our raising additional capital. We cannot be certain that we will be able to obtain capital on acceptable terms or at all.

Manufacturing issues may delay or hinder development or marketing of our product candidates.

The manufacture of our drug candidates is a complex process. Manufacturing these drugs for use in clinical trials, according to FDA guidelines, presents a number of significant risks and challenges. The manufacture of TPI 287, in particular, is a very complex and difficult process. If we are unable to manufacture adequate supplies of any of our compounds for our clinical trials, our timelines for development could be delayed significantly. If we are able to gain regulatory approval of our products after successful clinical trials and then commercialize and sell those products, we may be unable to manufacture enough products to maintain our business, which could have a negative impact on our financial condition. We have no experience in manufacturing any of our proposed product candidates on a commercial basis. We also have no laboratories or manufacturing facilities for such commercial manufacturing activity. If we are unable to manufacture our products in a cost-effective manner, we are not likely to become profitable. We have not received a license from the FDA for any necessary manufacturing facilities, and cannot apply for one until we submit a new potential product for commercial approval. Even if we do receive a manufacturing license, we may fail to maintain adequate compliance with the FDA’s regulations concerning current good manufacturing practices, in which case the license, and our authorization to manufacture the product, would be revoked. Unless we build our own manufacturing facilities, we will have to rely on third parties to manufacture our products. Although we may be able find third-party manufacturers with experience and the proper licensing requirements from the FDA, we may not be able to negotiate favorable terms regarding costs or a long-term commitment to manufacture our products. Our dependence on third parties may reduce future profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.

We rely on third-parties to perform certain services for us and any interruption or termination of these arrangements may adversely affect our business.

We rely on third-party contractors to provide certain services related to our research and development activities. Contractors handle our U.S. and international regulatory affairs, provide certain manufacturing, technical and analytical services and manage certain aspects of our clinical development. Our outsourcing of certain functions to independent, third parties poses the following risks:

☐      our contracts with independent contractors may expire or be terminated, and we may not be able to replace them;

☐      a contractor may not commit sufficient resources to our projects;

☐      a contractor may file for bankruptcy protection or otherwise lack sufficient resources to perform all of its obligations under our agreement;

☐      the terms of our contracts with contractors may not be favorable to us; and

☐      disputes with our contractors may arise, leading to delays in or termination of the development or commercialization of our products or resulting in significant litigation or arbitration proceedings.

The failure of our third-party contractors to provide services to us in a timely manner could materially harm our business and financial condition. In addition, our use of outside parties could potentially lead to difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may have inadequate financial or other resources, adversely affecting their willingness or ability to provide certain services to us. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a third party contractor may lead us to seek to terminate the relationship and use an alternative service provider. Making this change might be costly and may delay our clinical trials. Further, contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can assist us in an acceptable manner and at an acceptable cost.

We may be required to rely on strategic partners for the development, marketing and manufacturing of future products and technologies that may delay or impair our ability to generate significant revenue and may otherwise adversely affect our profitability.

We may, in the future rely on strategic partners for the development, marketing and manufacturing of future products and technologies because we lack the resources or capabilities to develop our product candidates. Our reliance on strategic partners poses a number of risks, including the following:

☐      it may be difficult to successfully negotiate arrangements with potential strategic partners on acceptable terms;

☐      if an arrangement with a strategic partner expires or is terminated, we may not be able to replace it or the terms on which we replace it may be unacceptable;

☐      a partner involved in the development of new products or technologies may not commit enough capital or other resources to develop or commercialize these products or technologies successfully;

☐      a strategic partner may not commit enough resources to the marketing and distribution of our products;

☐      we may have disputes with strategic partners that could delay or terminate the development or commercialization of our products or result in significant litigation or arbitration proceedings;

☐      contracts with our strategic partners may not provide significant protection or may be difficult to enforce if a strategic partner fails to perform;

☐      our strategic partners may decide not to further develop or commercialize our products;

☐      our strategic partners could develop drugs which compete with our products;

☐      our strategic partners could turn their focus away from oncology;

☐      our strategic partners who may manufacture future products could fail to operate their facilities in accordance with federal good manufacturing practices regulations; and

☐      third-party manufacturers may be unable to manufacture products in a cost-effective or timely manner.

We may not be successful in obtaining required foreign regulatory approvals, which would prevent us from marketing our products internationally.

Outside the U.S., our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authority. This foreign regulatory approval process includes many of the same steps and uncertainties associated with FDA approval described above. We cannot be certain that we will obtain any regulatory approvals for our product candidates and technologies in other countries. In order to market our products outside of the U.S., we also must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities governing the conduct of clinical trials, product licensing, pricing and reimbursement. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval and approval by the FDA does not ensure approval by the health authorities of any other country. The process of obtaining foreign regulatory approvals can be lengthy and require the expenditure of substantial capital and other resources. We may not be successful in obtaining the necessary approvals. Any delay or failure to demonstrate the safety and effectiveness of a pharmaceutical product candidate under development and obtain foreign regulatory approval could have a material adverse effect on our business.

We may be unable to attract and retain the qualified employees we need to be successful.

We are highly dependent on members of our staff that lead or play critical roles in our research and development efforts. We require highly qualified and trained scientists with the necessary skills to develop our product candidates. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. We face intense competition for these professionals from other companies in our industry and the turnover rate for these professionals can be high. The loss of any of these persons, or our inability to recruit additional personnel necessary to our business, could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. In addition, we rely on other consultants and advisors to assist us in formulating our research and development strategy. Some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

Our use of hazardous materials exposes us to the risk of material environmental liabilities, and we may incur substantial additional costs to comply with environmental laws in connection with the operation of our research and manufacturing facilities.

We may use radioactive materials and other hazardous or biohazardous substances in our research and development. As a result, we are potentially subject to material liabilities related to personal injuries or property damages that may be caused by the spread of radioactive contamination or by other hazardous substance releases or exposures at, or from, our facilities. Decontamination costs associated with radioactivity releases, other clean-up costs, and related damages or liabilities could be significant and could harm our business. The cost of this liability could exceed our resources.

We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage and disposal of radioactive and other hazardous substances and wastes, and laboratory operating and safety procedures. These laws and regulations can impose substantial fines and criminal sanctions for violations. Maintaining compliance with these laws and regulations with regard to our operations could require substantial additional resources. These costs could decrease our ability to conduct operations in a cost-effective manner.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

Our business may expose us in the future to product liability risks, which are inherent in the testing, manufacture, marketing and sale of pharmaceutical products. Product liability claims might be brought against us by clinical trial patients, consumers or health care providers or by pharmaceutical companies or others selling our products. If we complete clinical testing for our product candidates and receive regulatory approval to market our products, we will include warnings on our products that identify the known potential adverse effects and the patients who should not receive our product. There can be no assurance that these warnings will be deemed adequate, or that physicians and patients will comply with these warnings.

If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit commercialization of our future products. We cannot predict all of the possible harms or side effects that may result and, as a result, the amount of insurance coverage we currently hold, or that we may obtain, may not be adequate to protect us from any liabilities. We may require increased liability coverage as our product candidates advance in clinical trials and later develop and commercialize these products. Further, insurance coverage is increasingly expensive, and we do not know whether we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim brought against us in excess of our insurance coverage or a product recall could adversely affect our business, results of operations and financial condition.

Risks Related to Our Industry

Competition from third parties may hinder our success.

If we develop and commercialize our product candidates in the future, we expect competition from fully integrated pharmaceutical companies and more established biotechnology companies as well as government, universities and public and private research institutions. These companies and institutions conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. Most of these companies and institutions have significantly greater financial resources and expertise than we do in the following:

☐       research and development;

☐       preclinical studies and clinical trials;

☐       obtaining regulatory approvals;

☐       manufacturing; and

☐       marketing and distribution.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies or other organizations. In addition, other companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel. If we develop and commercialize our product candidates in the future, our competitors may develop more effective, safer or more affordable products and technologies, or commercialize products earlier than we do. If our competitors are successful in this respect, it could limit the prices that we are able to charge for the products that we market, and prevent us from becoming profitable. In some cases, competing products could render obsolete any products we eventually develop.

Legislative and regulatory proposals to reduce the cost of health care could adversely affect our business.

There have been a number of federal and state proposals in the U.S. to implement government controls on pricing and other efforts to reduce the cost of health care, including proposals to reform health care or reduce government insurance programs. Our business is affected by these efforts and these efforts could adversely affect prices of our products. In addition, government pricing controls exist in varying forms in other countries. The emphasis on managed care in the U.S. has also increased and will likely continue to increase the pressure to reduce the prices of pharmaceutical products. We cannot predict whether any of these proposals will be adopted or the effect these proposals or managed care efforts may have on our business. In addition, the current discussion of drug reciprocation into the U.S. could also affect our future business operations. Some proposals would permit the reimportation of approved drugs that were originally manufactured in the U.S. from other countries where the drugs were sold at a lower price. These and other initiatives could decrease the price we or any potential marketing partners receive for our products, adversely affecting our profitability. The pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital, enter into strategic partnerships or obtain licenses.

We may be unable to effectively price our products or obtain adequate reimbursement for sales of our products, which would prevent our products from becoming profitable.

Our product candidates, if developed and commercialized, may not be considered cost-effective, and coverage and adequate payments may not be available or may not be sufficient to allow us to sell these products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement from health maintenance organizations, other private insurance plans, governmental programs such as Medicare, and other third-party payors. Third-party payers are increasingly challenging the prices charged for pharmaceutical products and services.  Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for diseases or conditions for which the FDA has not granted labeling approval.  Significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly-approved drugs, which in turn will put pressure on the pricing of drugs. Third-party insurance coverage may not be available to patients for our products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, their market acceptance may be reduced or we may not be able to commercialize our products.

Risks Related to Our Intellectual Property

Our success is dependent on obtaining and defending patents and proprietary technology.

Our success in commercializing, producing and marketing products and technologies in the future depends, in part, on our ability to obtain and maintain adequate protection of the intellectual property related to our technologies and products, both in the U.S. and other countries, and to operate without infringing the proprietary rights of third parties. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents. The patent positions of biotechnology companies, including our patent positions, are generally uncertain and involve complex legal and factual questions.

We cannot predict the breadth of claims that will be allowed and issued to us for patents related to biotechnology or pharmaceutical applications. Before a patent is issued, its coverage can be significantly narrowed, either in the U.S. or abroad. We also do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, some of these patents are subject to further proceedings that may limit their scope and once patents have been issued, we cannot predict how the claims will be construed or enforced. It is not possible to determine which patents may provide significant proprietary protection or competitive advantage, or which patents may be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may be issued on our pending applications, may become subject to dispute, including interference proceedings in the U.S. to determine priority of invention. If our currently issued patents are invalidated or if the claims of those patents are narrowed, our ability to prevent competitors from marketing products that are currently protected by those patents could be reduced or eliminated. We could then face increased competition resulting in reduced market share, prices and profit.

In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. For example, methods of treating humans are not patentable in many countries outside of the U.S.

Our patents may not afford us protection against competitors, especially since there is a lengthy time between when a patent application is filed and when it is issued. We may also incur substantial costs in asserting claims against, and defending claims asserted against us by third parties to prevent the infringement of our patents and proprietary rights by others. Participation in such infringement proceedings may adversely affect our business and financial condition, even if the eventual outcome is favorable.

Litigation or third party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize our products.

Our commercial success also depends in part on our ability to avoid infringing patents and proprietary rights of third parties and not breaching any licenses that we have entered into with regard to any future products. There are many pharmaceutical and chemical patents and applications being filed, published, and issued frequently throughout the world. Some of these patents and applications contain disclosures and claims that are similar to technologies and products that we are using and developing. Some of these patents and disclosures contain claims and disclosures that are difficult to interpret. It is possible that a third party may own or control issued patents, or patent applications or in the future may file, patent applications covering technologies or products we are developing.

If our technology, products or activities are deemed to infringe the other companies’ rights, we could be subject to damages or be prevented from using the technology or selling the product that is infringing other companies’ rights, or we could be required to obtain licenses to use that technology or sell the product. If patents covering technologies required by our operations are issued to others, we may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, if at all. Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that our use of such technologies infringes their patents, even if we have received patent protection for our technology. Such claims could require us to incur substantial costs and could have a material adverse effect on us, regardless of the merit of the claims, including the following:

☐       the diversion of management and technical personnel in defending us against any such claims or enforcing our patents. In this regard, we may be required to defend a lawsuit or defend a proceeding in the United States Patent and Trademark Office, either of which could be expensive and time consuming;

☐       paying a large sum for damages if we are found to infringe;

☐       being prohibited from selling or licensing our products or product candidates unless and until we obtain a license from the patent holder, who may refuse to grant us a license or who may only agree to do so on unfavorable terms. Even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents;

☐       redesigning our products or product candidates so they do not infringe on the patent holder’s technology if we are unable to obtain a license. This may not be possible and, even if possible, it could require substantial additional capital and could significantly delay commercialization while we attempt to design around the patents or rights infringed;

☐       incurring substantial cost in defending ourselves and indemnifying our strategic partners in patent infringement or proprietary rights violation actions brought against them relating to their development and commercialization of our products; and

☐       incurring substantial cost in indemnifying the investors in the financing that closed on April 5, 2006 in the event that any intellectual property infringement is deemed to be a breach of the purchase agreement for the financing.

We may be required to obtain rights to proprietary technologies that are required to further develop our business and that may not be available or may be costly.

Our oncology programs may require the use of multiple products or technologies proprietary to other parties. Third party suppliers may not be able to furnish us with a supply of these products sufficient to satisfy our requirements. We may not be able to obtain additional licenses we may need in the future on terms acceptable to us. Our inability to obtain any one or more of these licenses, on commercially reasonable terms, if at all, or to circumvent the need for any such license, could cause significant delays and cost increases and materially affect our ability to develop and commercialize our product candidates. In connection with our efforts to obtain rights to these proprietary technologies, we may find it necessary to convey rights to our technology to others. Some of our products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could become commercially prohibitive. We may not be able to successfully negotiate the amounts of these royalties on terms acceptable to us.

We may rely in part on third party licenses for access to intellectual property relating to our oncology programs. Such licenses may obligate us to exercise diligence in pursuing the development of product candidates, to make specified milestone payments and/or to pay royalties. Our inability or failure to meet any such diligence requirements or make any required payments would likely result in a reversion to the licensor of the rights granted, which could materially and adversely affect our ability to develop and market products based on our licensed technologies.

Risks Related to Our Stock

The investors in our recently consummated financing have acquired shares of common stock and warrants representing substantially more than a majority of shares of our outstanding common stock and have the ability to exert control over our activities.

The investors in the recently consummated financing have acquired shares of our common stock and warrants to acquire such shares representing up to approximately 88% of our common stock, assuming the exercise in full of the warrants issued in the financing.  As a result, those investors hold a sufficient portion of our outstanding shares so as to permit them, if they chose to act in concert, to approve all actions requiring stockholder approval, including the election of directors and the approval of mergers or other business combination transactions, without obtaining the approval of any other stockholder.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be required in the future to continue our research and development efforts.  To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution.  We may sell common stock in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock in more than one transaction, stockholders who purchase stock may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders. In addition, our Board of Directors and stockholders recently adopted a new equity incentive plan that will provide for an initial reservation of 6,577,106 shares of common stock, for which options on 3,259,480 shares were immediately granted thereunder. The shares available for issuance under this equity incentive plan may be increased by up to 1,600,000 shares of common stock based upon the number of shares of common stock we issue during the three year period after April 5, 2006. Our stockholders also recently approved an amendment to our bylaws and our existing stock option plans to permit the repricing of approximately 630,038 of our currently outstanding stock options, which was effected on April 4, 2006 and the exercise price of each such repriced option was reduced to $4.02 per share.

Substantial sales of shares may impact the market price of our common stock.

       Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. Pursuant to a Registration Rights Agreement entered into between us and the purchasers of our common stock and warrants in the financing recently closed on April 5, 2006, such purchasers are entitled to certain registration rights with respect to the shares of common stock that were issued to them at closing and that may be issued upon exercise of the warrants issued to them at closing, pursuant to which we must, among other things, file with the Securities and Exchange Commission a registration statement for the resale of such shares of common stock and the shares of common stock underlying such warrants.

If we fail to continue to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease.

Our common stock is listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other requirements. On February 25, 2005, we received notice from the Nasdaq Stock Market, Inc. that our common stock had not met the $1 per share minimum bid price requirement for 30 consecutive business days and that, if we were unable to demonstrate compliance with this requirement during the applicable grace periods, our common stock would be delisted after that time.  On February 6, 2006, we effectuated a one for ten reverse stock split to regain compliance with this listing requirement.  Since the reverse stock spilt was effectuated, the closing bid price of our common stock has remained above $1.00 in compliance with the minimum bid price requirement.

Notwithstanding that the trading price of our common stock currently exceeds the minimum bid price required to maintain compliance with the Nasdaq Capital Market listing requirements, it is possible that the minimum bid price of our common stock could fall below the required level or that we would otherwise fail to satisfy another Nasdaq requirement for continued listing of our common stock. For example, we could fail to maintain compliance with the Nasdaq Capital Market listing requirements if we did not maintain minimum stockholder equity of at least $2.5 million as a result of continuing losses.

If we fail to continue to meet all applicable Nasdaq Capital Market requirements in the future and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our stock compensation expense will negatively impact our earnings, and as we report the fair value of employee stock options as an expense in conjunction with a new accounting standard, our reported financial performance will be adversely affected, which may cause our stock price to decline.

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), “Accounting for Stock-Based Compensation”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement will be effective for the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS 123(R) commencing with the quarter ending March 29, 2006. If we had included the cost of employee stock option compensation in our financial statements, our net loss for the fiscal years ended December 28, 2005 and December 29, 2004 would have increased by $2,954,000 and $3,947,000, respectively, and our net income for the fiscal year ended December 31, 2003 would have decreased by $3,957,000. Accordingly, the adoption of SFAS 123(R) is expected to have a material effect on our financial statements, which may cause our stock price to decline and increase our anticipated net losses.

We have implemented anti-takeover provisions that may reduce the market price of our common stock.

Our certificate of incorporation and bylaws provide that the Board of Directors will be divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Stockholders may take action only at a stockholders’ meeting and not by written consent. Certain provisions of our certificate of incorporation and bylaws, including the provisions providing for a classified Board of Directors, may not be amended without the vote of at least 80% of the voting power of all of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Our bylaws provide that stockholders wishing to nominate a director at an annual meeting or at a special meeting called for the purpose of electing directors or to bring business before any meeting of stockholders must comply with strict advance written notice provisions. Our bylaws also provide that special meetings of stockholders may be called only by the chairman of our Board of Directors, or certain of our officers, or by resolution of our directors.

These provisions of our certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors. We also intended these provisions to discourage certain types of transactions that may involve an actual or threatened change of control. We designed these provisions to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy contests. These provisions, however, could also have the effect of discouraging others from making tender offers for our shares. As a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. We are permitted to issue shares of our preferred stock without stockholder approval upon such terms as our Board of Directors determines. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

In November 1996, we adopted a stockholder rights plan and distributed a dividend for each share of common stock. This dividend took the form of a right, which entitles the holders to purchase one one-hundredth of a share of a new series of junior participating preferred stock, Series B. The stockholder rights plan was amended and restated in September 2001, and we intend to replace this plan with a similar rights plan in 2006. In certain events after the rights become exercisable they will entitle each holder, other than the acquirer, to purchase, at the rights’ then current exercise price, a number of shares of common stock having market value of twice the right’s exercise price or a number of the acquiring company’s common shares having a market value at the time of twice the rights’ exercise price. The adoption of the rights plan makes it more difficult for a third party to acquire control of us without the approval of our Board of Directors. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our Board of Directors.

Because the investors in our financing that closed on April 5, 2006 own a substantial percentage of our outstanding common stock, we amended the stockholder rights plan in connection with the closing of such financing to provide that such investors and their respective affiliates will be exempt from the stockholder rights plan, unless an investor and its affiliates acquire, after April 4, 2006, more than 1% of our then issued and outstanding common stock, not including the shares of common stock issued to the investors in the financing or shares of common stock issued upon exercise of the warrants issued to the investors in the financing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words like “will,” “should,” “plan,” “expect,” “believe,” “anticipate,” “seek,” “intend” and similar expressions. Our actual results may differ materially from the results expressed or implied by these forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” above and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the common stock covered by this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale or other disposition of these shares of common stock, or interests therein.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise for cash of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants is $2.40 per share of our common stock. Beginning one year after the date of issuance, up to one-half of the warrants are exercisable on a cashless basis. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.  In addition, we may redeem the warrants at a redemption price of $0.0075 per share of common stock then purchasable pursuant to such warrants in the event that the closing bid price of our common stock equals or exceeds $4.80 for at least 20 consecutive trading days during which the registration statement of which this Prospectus is a part has been effective, subject to a redemption limit of 20% of the warrants in any three-month period.  In the event that we issue additional shares of our common stock in certain non-exempt transactions for a price less than the exercise price per share under the warrants, then the exercise price will be adjusted downward based on a broad-based weighted average formula provided in the warrants.

SELLING STOCKHOLDERS

On February 2, 2006, we entered into a Purchase Agreement with the selling stockholders, pursuant to which we sold an aggregate of 12,750,000 shares of our common stock and issued warrants to purchase up to 12,750,000 shares of our common stock in a private placement transaction. This prospectus covers the sale or other disposition by the selling stockholders or their transferees of up to the total number of shares of common stock issued to the selling stockholders pursuant to the Purchase Agreement plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the Purchase Agreement. Under a letter agreement, dated October 2005, with Ferghana Securities, Inc. (“Ferghana”), we retained Ferghana to provide advisory services in connection with a financing transaction and to render a fairness opinion in connection with the private placement.  We paid to Ferghana an advisory fee of $400,000 in addition to monthly retainer payments and, at the closing of the private placement, we issued a warrant to Ferghana to acquire 50,000 shares of our common stock on substantially similar terms as the warrants issued to the other selling stockholders under the Purchase Agreement.  In addition, in connection with the closing of the private placement, we entered into a Finder’s Fee Agreement with Reedland Capital Partners, an Institutional Division of Financial West Group (“Reedland”) under which we paid to Reedland cash compensation of 2.75% of the $25.5 million gross proceeds from the private placement and issued to Reedland a warrant to acquire 100,000 shares of our common stock on substantially similar terms as the warrants issued to the other selling stockholders under the Purchase Agreement.  We agreed to include the shares underlying the warrants issued to Ferghana and Reedland in any registration statement filed by the Company on behalf of the purchasers under the Purchase Agreement.  Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares and the warrant shares issued to the selling stockholders under the Purchase Agreement and the warrant shares issued to Ferghana and Reedland, and when we refer to the selling stockholders in this prospectus, we are referring to the purchasers under the Purchase Agreement as well as Ferghana and Reedland. The warrants issued to the purchasers in the private placement and to Ferghana and Reedland are immediately exercisable at an exercise price of $2.40 per share, and expire five years from the date of issuance.  Beginning one year after the date of issuance, up to one-half of the warrants are exercisable on a cashless basis.  If certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately. In the event that we issue additional shares of our common stock in certain non-exempt transactions for a price less than the exercise price per share under the warrants, then the exercise price will be adjusted downward based on a broad-based weighted average formula provided in the warrants. Except for the entities affiliated with Special Situations Fund III L.P., the warrants held by each purchaser under the Purchase Agreement contain a provision limiting the number of shares of common stock that may be acquired upon the exercise of such warrants such that the total number of shares of common stock of the Company beneficially owned by the holder of the warrant, together with such holder’s affiliates, does not exceed 9.999% of the total number of shares of common stock outstanding. This restriction may be waived by the holder of the warrant upon not less than 61 days’ notice to the Company.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell or otherwise dispose of the shares, or the interests therein, in the manner contemplated under the “Plan of Distribution.”

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders assuming all of the shares covered hereby are sold. Except as otherwise disclosed above with respect to Ferghana and Reedland or disclosed in the footnotes below with respect to any other selling stockholder, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the exercise of all the warrants for common stock. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares, other than our agreement pursuant to a Registration Rights Agreement to register for resale certain shares of common stock and certain shares of common stock underlying warrants held by the selling stockholders and our ability to redeem the warrants at a redemption price of $0.0075 per share of common stock then purchasable pursuant to such warrants in the event that the closing bid price of our common stock equals or exceeds $4.80 for at least 20 consecutive trading days during which the registration statement of which this Prospectus is a part has been effective, subject to a redemption limit of 20% of the warrants in any three-month period. The shares covered hereby, or interests therein, may be offered from time to time by the selling stockholders.

Ownership is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC.  The percentages of shares owned after the offering are based on 16,235,672 shares of our common stock outstanding as of April 5, 2006, including the shares of common stock covered hereby.

	Shares Owned Prior to Offering (1)	Number of Shares Being Offered		Shares Owned After Offering (2)
Name	Number	Shares	Warrant Shares	Number	Percent
Baker Bros. Investments II, L.P.(3)	83,282	41,641	41,641	0	*
Baker Biotech Fund II (Z), L.P.(4)	108,962	54,481	54,481	0	*
Baker Biotech Fund III, L.P.(5)	3,050,260	1,525,130	1,525,130	0	*
Baker Biotech Fund III (Z), L.P.(6)	529,748	264,874	264,874	0	*
14159, L.P.(7)	227,748	113,874	113,874	0	*
Biotechnology Value Fund, L.P.(8)	654,070	327,035	327,035	0	*
Biotechnology Value Fund II, L.P.(8)	448,110	224,055	224,055	0	*
BVF Investments, L.L.C.(8)	1,709,342	854,671	854,671	0	*
Investment 10, L.L.C.(8)	188,478	94,239	94,239	0	*
Fort Mason Master, L.P.(9)	2,817,300	1,408,650	1,408,650	0	*
Fort Mason Partners, L.P.(9)	182,700	91,350	91,350	0	*
Capital Ventures International(10)	2,000,000	1,000,000	1,000,000	0	*
Merlin BioMed Long Term Appreciation, LP(11)	350,000	175,000	175,000	0	*
Merlin BioMed Offshore Master Fund(11)	650,000	325,000	325,000	0	*
Special Situations Fund III, Q.P. L.P.(12)	2,400,000	1,200,000	1,200,000	0	*
Special Situations Fund III L.P.(12)	200,000	100,000	100,000	0	*
Special Situations Life Science Fund L.P.(12)	721,760	350,000	350,000	21,760	*
Special Situations Cayman Fund L.P.(12)	700,000	350,000	350,000	0	*
Special Situations Private Equity Fund L.P.(12)	1,000,000	500,000	500,000	0	*
IRA FBO Chung W. Kong DB Securities Inc.(13)	20,000	10,000	10,000	0	*
IRA FBO Chang L. Kong DB Securities Inc.(14)	20,000	10,000	10,000	0	*
Tang Capital Partners, L.P.(15)	3,431,400	1,705,000	1,705,000	21,400	*
Kevin C. Tang as Custodian for Julian Kong Tang(16)	70,000	35,000	35,000	0	*
Kevin C. Tang as Custodian for Justin Lee Tang(16)	100,000	50,000	50,000	0	*
Kevin C. Tang as Custodian for Noa Young Tang(16)	30,000	15,000	15,000	0	*
Kevin Tang and Haeyoung Tang Trustees The Tang Family Trust Dated 8-27-02(16)	300,000	150,000	150,000	0	*
IRA FBO Kevin Tang DB Securities Inc.(17)	50,000	25,000	25,000	0	*
Versant Capital Management LLC(18)	1,500,000	750,000	750,000	0	*
Xmark JV Investment Partners, LLC(19)	1,000,000	500,000	500,000	0	*
Xmark Opportunity Fund, L.P.(19)	450,000	225,000	225,000	0	*
Xmark Opportunity Fund, Ltd.(19)	550,000	275,000	275,000	0	*
Robert Schacter(20)	75,600	0	75,600	0	*

	Shares Owned Prior to Offering (1)	Number of Shares Being Offered		Shares Owned After Offering (2)
Name	Number	Shares	Warrant Shares	Number	Percent
Thomas Griesel(21)	18,900	0	18,900	0	*
Sanford Zweifach(22)	3,000	0	3,000	0	*
Financial West Group(23)	2,500	0	2,500	0	*
Ferghana Securities, Inc.	50,000	0	50,000	0	*

 *     Represents beneficial ownership of less than 1%.

(1)            Assumes the exercise for cash of all warrants to purchase common stock offered in this prospectus held by the selling stockholders.

(2)            Assumes the sale of all shares and warrant shares offered in this prospectus.

(3)           Baker Bros. Capital (GP), LLC is the sole general partner of Baker Bros. Capital, L.P., the sole general partner of Baker Bros. Investments II, L.P.  Felix J. Baker and Julian C. Baker are the controlling members of Baker Bros. Capital (GP), LLC.  Felix Baker and Julian Baker disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest.

(4)           Baker Biotech Capital II (Z) (GP), LLC is the sole general partner of Baker Biotech Capital II (Z), L.P., the sole general partner of Baker Biotech Fund II (Z), L.P.  Felix J. Baker and Julian C. Baker are the controlling members of Baker Biotech Capital II (Z) (GP), LLC.  Felix Baker and Julian Baker disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest.

(5)           Baker Biotech Capital III (GP), LLC is the sole general partner of Baker Biotech Capital III, L.P., the sole general partner of Baker Biotech Fund III, L.P.   Felix J. Baker and Julian C. Baker are the controlling members of Baker Biotech Capital III (GP), LLC.  Felix Baker and Julian Baker disclaim beneficial ownership of such shares, except to their extent of their pecuniary interest.

(6)           Baker Biotech Capital III (Z) (GP), LLC is the sole general partner of Baker Biotech Capital III (Z), L.P., the sole general partner of Baker Biotech Fund III (Z), L.P.  Felix J. Baker and Julian C. Baker are the controlling members of Baker Biotech Capital III (Z) (GP), LLC.  Felix Baker and Julian Baker disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(7)           14159 Capital (GP), LLC is the sole general partner of 14159 Capital, L.P., the sole general partner of 14159, L.P.  Felix J. Baker and Julian C. Baker are the controlling members of 14159 Capital (GP), LLC.  Felix Baker and Julian Baker disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(8)           Pursuant to the operating agreement of BVF Investments, L.L.C. (“Investments”), BVF Partners, L.P. (“Partners”) is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock and to vote and exercise dispositive power over those shares of the Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of the Common Stock beneficially owned by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Investments and those owned by Investment 10, L.L.C., on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties.

(9)           Fort Mason Capital, LLC serves as the general partner of Fort Mason Master, L.P. and Fort Mason Partners, L.P. and, in such capacity, exercises sole voting and investment authority with respect to the shares of record owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P.  Daniel German serves as the sole managing member of Fort Mason Capital, LLC.  Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(10)     Heights Capital Management, Inc, the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares.  CVI is affiliated with one or more registered broker dealers.  CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(11)     Merlin BioMed Group, LLC serves as the general partner of Merlin BioMed Long Term Appreciation, L.P. and Merlin BioMed Offshore Master Fund and, in such capacity, exercises voting and investment authority with respect to the shares of record owned by Merlin BioMed Long Term Appreciation, L.P. and Merlin BioMed Offshore Master Fund.  Stuart Weisbrod serves as the managing member of Merlin BioMed Group, LLC. Merlin BioMed Group, LLC and Mr. Weisbrod each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(12)     MGP Advisers Limited Partnership (“MGP”) is the general partner of and investment adviser to Special Situations Fund III, L.P. and Special Situations Fund III, Q.P., L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to Special Situations Cayman Fund L.P.  MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P.  LS Advisers, L.L.C. (“LS”) is the general partner of and investment adviser to Special Situations Life Sciences Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, MG and LS and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their funds.

(13)     Chung W. Kong and Kevin C. Tang share investment authority with respect to the shares of record held by Chung W. Kong.  Ms. Kong has sole voting authority with respect to the shares of record.  Mr. Tang disclaims beneficial ownership of the securities.

(14)     Chang L. Kong and Kevin C. Tang share investment authority with respect to the shares of record held by Chang L. Kong.  Mr. Kong has sole voting authority with respect to the shares of record.  Mr. Tang disclaims beneficial ownership of the securities.

(15)     Kevin C. Tang is the sole manager of Tang Capital Management, LLC, which is the general partner of Tang Capital Partners, L.P.  Tang Capital Management, LLC and Mr. Tang each disclaim beneficial ownership of the securities except to the extent of its or his pecuniary interest therein.

(16)     The securities are held by Kevin C. Tang as custodian for his minor children and as Trustee of The Tang Family Trust.  Mr. Tang disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(17)     The securities are held by Mr. Tang’s IRA.  Kevin C. Tang has sole voting and investment authority with respect to the shares of record.

(18)     Herriot Tabuteau is the managing member of Versant Capital Management LLC.  Mr. Tabuteau disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(19)     Mitchell D. Kaye and David C. Cavalier exercise voting and investment authority with respect to the shares of record held by Xmark JV Investment Partners, LLC, Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd.  Messrs. Kaye and Cavalier disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(20)     Consists of 75,600 shares of common stock issuable upon exercise of immediately exercisable warrants.  The selling stockholder is an affiliate of a broker-dealer.  Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant, and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof.

(21)     Consists of 18,900 shares of common stock issuable upon exercise of immediately exercisable warrants.  The selling stockholder is an affiliate of a broker-dealer.  Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant, and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof.

(22)     Consists of 3,000 shares of common stock issuable upon exercise of immediately exercisable warrants.  The selling stockholder is an affiliate of a broker-dealer.  Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant, and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof.

(23)     Consists of 2,500 shares of common stock issuable upon exercise of immediately exercisable warrants.  The selling stockholder is a broker-dealer.  Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant, and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

• a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Cooley Godward LLP, Broomfield, Colorado has given its opinion as to certain legal matters relating to the legality of the shares of common stock offered in this prospectus.

EXPERTS

The consolidated financial statements of Tapestry Pharmaceuticals, Inc. at December 28, 2005, and for the two years then ended, incorporated by reference in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent registered public accounting firm, and at December 31, 2003, and for the year in the period ended December 31, 2003, by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective reports, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-

SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.               Our annual report on Form 10-K for the year ended December 28, 2005;

2.               All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 28, 2005; and

3.               The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 13, 1994 and the description of rights to purchase our Series B Junior Participating Preferred Stock contained in our registration statement on Form 8-A12G/A filed with the SEC on October 23, 2001.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Tapestry Pharmaceuticals, Inc., Attention: Chief Financial Officer, 4840 Pearl East Circle, Suite 300W, Boulder, Colorado 80301, telephone: (303) 516-8500.